17009978

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Washington, D.C. 20549

MAR 03 2017

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44516

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oriental financial Services Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Oriental Tower 997 San Roberto Street 9th Floor

(No. and Street)

San Juan	PR	00926
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Suarez (787) 993-4288

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – *if individual, state last, first, middle name*)

250 Munoz Rivera Avenue Suite 1100	San Juan	Puerto Rico	00918
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ana R. Suarez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oriental Financial Services Corp., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit Number 85
Sworn and subscribed before me by
Ana Suarez, of legal age, married in
her capacity as Chief Compliance Off.
of Oriental Financial Services and resident of Guaynabo, PR, whom I personally
known. In San Juan, PR this 23rd February, 2017

[Signature]
Notary Public + My commission never expires

Ana R Suarez
Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pedro A. Hernández Freire — Notario

RECIBO DE PAGO 17-A2800849
Sello
DELGADO FERNANDEZ LL
9397
02/23/2017
$5.00
Sello de Asistencia Legal
80195-2017-0223-44994012

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of OFG Bancorp)

Financial Statements and Supplementary Schedules

December 31, 2016

(With Independent Auditors' Report Thereon)

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

TABLE OF CONTENTS

	Page
Annual Audited Report Oath or Affirmation (Form X-17A-5 Part III)	1-2
Report of Independent Registered Public Accounting Firm	3
Financial Statements	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	6
Statement of Changes in Stockholder's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-17
Supplementary Information	
Schedule I - Computation of Net Capital under Rule 15c3-1	18-19
Schedule II - Computation for the Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3	20
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)	21

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
Oriental Financial Services Corp.:

We have audited the accompanying statement of financial condition of Oriental Financial Services Corp. (the Company), a wholly owned subsidiary of OFG Bancorp, as of December 31, 2016, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

San Juan, Puerto Rico
March 1, 2017

License No. 21
Expires December 1, 2019


E256115
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
CPA
sello
$5.00

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	180,000
Deposit with clearing organization		150,000
Money market with clearing organization		5,455,879
Trading securities owned – at fair value		346,607
Receivables from broker-dealers and others		1,604,746
Deferred tax asset, net		2,440,718
Due from affiliates (note 8)		156,936
Property and equipment, net		155,725
Prepaid expenses and other assets		823,260
Total assets	$	11,313,871
Liabilities		
Accounts payable and accrued expenses (note 11)	$	4,596,308
Total liabilities		4,596,308
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares.		1,000
Additional paid-in capital		9,041,213
Accumulated deficit		(2,324,650)
Total stockholder's equity		6,717,563
Total liabilities and stockholder's equity	$	11,313,871

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Operations

Year ended December 31, 2016

Revenue:		
Commissions	$	1,627,041
Trading gains, net		73,154
Revenue from sale of investment company shares		2,449,138
Investment management fees		3,269,555
Other income		1,453,762
Total revenue		8,872,650
Expenses:		
Employee compensation and benefits (note 8)		3,495,890
Management and service fees (note 8)		819,446
Clearing broker fees		461,604
Claims and settlements		2,989,726
Occupancy and equipment (note 8)		405,940
Wrap fees		412,584
Professional services		583,730
Advertising and promotion		2,448
Taxes, other than payroll and income taxes		162,505
Communications		68,461
Other		156,402
Total expenses		9,558,736
Loss before income tax benefit		(686,086)
Income tax benefit		(224,324)
Net loss	$	(461,762)

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2016

Increases:		
Secured demand note collateral agreements	$	-
Issuance of subordinated notes		-
Decreases:		
Payment of subordinated notes		-
Subordinated borrowings at December 31, 2016	$	-

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2016

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balances at December 31, 2015	$	1,000	9,973,215	(1,862,888)	8,111,327
Net loss		—	—	(461,762)	(461,762)
Group allocation of equity-based compensation		—	67,998	—	67,998
Return of capital		—	(1,000,000)	—	(1,000,000)
Balances at December 31, 2016	$	1,000	9,041,213	(2,324,650)	6,717,563

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(461,762)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Deferred income tax benefit		(576,260)
Stock-based compensation		67,998
Depreciation		41,794
Bad debt recovery		(4,842)
Retainer bonus disbursements		(165,019)
Amortization of retainer bonuses		28,283
Changes in operating assets and liabilities:		
Money market with clearing organization		(907,199)
Receivables from broker-dealers and others		(90,984)
Securities owned, at fair value – net		(58,239)
Prepaid expenses and other assets		637,939
Due from affiliates		131,547
Accounts payable and accrued expenses		2,352,935
Net cash used provided by operating activities		996,191
Cash flows from financing activities:		
Return of capital		(1,000,000)
Net decrease in cash and cash equivalents		(3,809)
Cash and cash equivalents – beginning of year		183,809
Cash and cash equivalents – end of year	$	180,000

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Organization and Description of Business

Oriental Financial Services Corp. (the Company) is a wholly owned subsidiary of OFG Bancorp (OFG) and is incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage, underwriter syndicate and offerings, and investment advisory services in Puerto Rico and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and does not carry customer accounts; accordingly, it is exempt from the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) pursuant to Provision K(2)(ii) of such rule.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). The following is a summary of the Company's most significant accounting policies:

(a) Basis of Presentation

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the SEC, and FINRA.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of deferred tax assets, receivables from broker-dealers and others, securities owned, and accruals for claims and settlements.

(c) Trading Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Amounts receivables from the clearing broker consists of deposits and amounts due from and payable to the clearing broker for fees and commissions.

Securities owned are carried at fair value and the changes in fair value are included in determination of income (loss) for the reporting period.

(d) Revenue Recognition

Commissions, revenue from sale of investment company shares, and commissions related clearing broker expenses and investment management fees are recorded on a trade-date basis or as earned.

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Other income and expenses are accounted for on the accrual basis. Dividend and interest income are recognized on ex-dividend date on accrual basis.

(e) Property and Equipment

Property and equipment are stated at cost. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the assets, which range from five to ten years. Depreciation on equipment is calculated on the straight-line method over the estimated useful lives of the assets, which range from three to five years. Total depreciation and amortization for the year ended December 31, 2016 amounted to $41,794.

(f) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g) Accounting for Transfers of Financial Assets and Extinguishments of Liabilities

The Company recognizes the financial assets it controls and the liabilities it has incurred. At the same time, it derecognizes financial assets when control has been surrendered and liabilities when they are extinguished.

(h) *Concentrations of Credit Risk*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(i) *Fair Value Measurements*

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(j) *Group of Related Entities*

The Internal Revenue Code for a New Puerto Rico (the 2011 Code) requires that entities exceeding a predefined volume of business issue audited financial statements for filing with local taxing authorities. This predefined volume of business is determined in a "controlled group" basis, as defined in the 2011 Code. The following related entities, as defined by the 2011 Code, are engaged in active trade or business within Puerto Rico:

- Oriental Bank, Inc.
- Oriental International Bank, Inc.
- Oriental Insurance LLC, and
- OFG Bancorp

(k) Subsequent events

The Company has evaluated the impact of subsequent events through March 1, 2017 which is the date these financial statements were available to be issued. No events have occurred subsequent to the statement of financial condition date and to the date the financial statements were issued, that would require additional adjustment, to or disclosure in the financial statements.

(l) Recently Issued Accounting Pronouncements

Measurement of Credit Losses on Financial Instruments. In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, which includes an impairment model (known as the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. ASU No. 2016-13 is effective for fiscal years, and interim periods, beginning after December 15, 2020. Early application is permitted for fiscal years, and interim periods, beginning after December 15, 2018. The Company does not expect the provisions of this new accounting guidance to have a material impact on its statement of financial condition or results of operations.

Leases. In February 2016, the FASB issued ASU No. 2016-02, which requires lessees to recognize a right-of-use asset and related lease liability for leases classified as operating leases at the commencement date that have lease terms of more than 12 months. This ASU retains the classification distinction between finance leases and operating leases. ASU No. 2016-02 is effective for fiscal years, and interim periods, beginning after December 15, 2019. Early application is permitted, but we have not yet adopted ASU No. 2016-02. The Company does not expect the provisions of this new accounting guidance to have a material impact on its statement of financial condition or results of operations.

Revenue from Contracts with Customers. In May 2014, the FASB issued ASU No. 2014-09, which supersedes the revenue recognition requirements Topic 605 (Revenue Recognition), and most industry-specific guidance. ASU No. 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 by one year to fiscal years beginning after December 15, 2018. ASU No. 2015-14 also permits early adoption of ASU No. 2014-09, but not before the original effective date, which was for fiscal years beginning after December 15, 2016. While we continue to assess the impact of ASU No. 2014-09, we have developed a roadmap with time schedules in place from 2016 to implementation date.

(2) Cash, Money Market with Clearing Organization, and Deposits with Clearing Organization

Cash and highly liquid investments balances at December 31, 2016 are as follow:

Cash	$ 180,000
Deposit with clearing organization	150,000
Money market with clearing organization	5,455,879
	$ 5,785,879

(3) Trading Securities Owned

The following table sets forth the Company's trading securities owned recorded at fair value as of December 31, 2016:

Puerto Rico fixed income securities	$ 305,425
Other Puerto Rico securities - mutual funds	41,182
	$ 346,607

The following table presents the classification in the fair value hierarchy of securities that are measured at fair value on a recurring basis:

		Fair value measurement at reporting date using:		
	December 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobsevable inputs (Level 3)
Puerto Rico fixed income securities	$ 305,425	-	305,425	-
Other Puerto Rico securities - mutual funds	41,182	-	41,182	-
	$ 346,607	-	346,607	-

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2016.

(4) Receivables from Broker-Dealers and Others

Receivables from broker-dealers and others include amounts arising from normal cash transactions and fees receivable. The amount receivable from broker-dealers and others as of December 31, 2016 is as follows:

Broker-dealer and other receivables	$ 2,195,904
Allowance for doubtful accounts	(591,158)
	$ 1,604,746

(5) Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31, 2016 consist of the following:

Prepaid retainer bonuses	$	364,613
Prepaid income taxes		304,531
Prepaid municipal taxes		69,592
Prepaid others		67,386
Other assets		17,138
	$	823,260

Prepaid retainer bonuses comprised amounts advanced to new brokers under promissory note agreements that require the brokers to repay the Company the amounts advanced by making annual payments on the anniversary dates established in the agreements. Under the terms of the agreements, the brokers are not required to repay the Company if at the anniversary date (date of scheduled repayment), the brokers achieve certain milestones and comply with the conditions established in the promissory note.

(6) Property and Equipment

Property and equipment at December 31, 2016 consist of the following:

	Estimated useful lives (in years)		
Leasehold improvements	5-10	$	373,500
Furniture, fixtures, and equipment	3-5		103,436
Computer and communication equipment	3		143,762
Total			620,698
Less accumulated depreciation and amortization			(464,973)
Total		$	155,725

(7) Clearing Agreement

The Company has a clearing agreement (the Agreement) with Pershing LLC (Pershing). Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. Also, under the terms of the Agreement, the Company is required to maintain a minimum deposit with Pershing at all times. This deposit amounted to $150,000 as of December 31, 2016.

(8) Transactions with Affiliated Companies

The Company receives technical, operational, and consulting services from Oriental Bank (the Bank), a related party, for which it is charged management and service fees. For the year ended December 31, 2016, the Company was charged $819,446 by the Bank for these services. In addition, the Company is also charged by the Bank for the use of facilities and equipment, and for occupancy, which amounted in 2016 to approximately $38,000 and $168,000, respectively, included in occupancy and equipment expenses in the statement of operations. In order to prevent non-compliance of the Bank with Regulation W, the Company prepays on a monthly basis an estimated amount for these services. At December 31, 2016, the amount prepaid by the Company was $156,936 which was included as due from affiliates in the statement of financial condition.

The Company's employees participate in OFG's equity-based compensation plans. During the year ended December 31, 2016, OFG allocated stock compensation expense of $67,998 to the Company. OFG follows the fair value method of recording stock-based compensation.

The Company also maintains an operating cash account with the Bank amounting to approximately $180,000 as of December 31, 2016, included in cash and cash equivalents in the statement of financial condition.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed the 15.00 to 1.00. At December 31, 2016, the Company had net capital of $2,331,964, which is $2,048,020 in excess of its required net capital of $283,944. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 is 1.97 to 1.00.

(10) Income Taxes

The Company is subject to the provisions of the 2011 Puerto Rico Internal Revenue Code, as amended (the Code). Among others, the Code imposes a maximum corporate tax rate of 39%.

Under Puerto Rico provisions, all companies are treated as separate taxable entities and are not entitled to file consolidated tax returns. The Company and its subsidiaries are subject to Puerto Rico regular income tax or Alternative Minimum Tax ("AMT") on income earned from all sources. The AMT is payable if it exceeds regular income tax. The excess of AMT over regular income tax paid in any one year may be used to offset regular income tax in future years. Such credit is limited to twenty five percent (25%) of the excess, if any, of the regular tax liability of the taxpayer for such taxable year reduced by the credit for foreign taxes paid over the tentative minimum tax for the referred taxable year.

The components of income tax expense (benefit) for the year ended December 31, 2016 are as follows:

Current income tax expense	$	351,936
Deferred income tax benefit		(576,260)
Income tax benefit	$	(224,324)

The Company's income tax benefit differs from amounts computed by applying the applicable statutory rate to loss before income taxes as follows:

		Amount	Rate
Tax benefit at statutory rate	$	(267,574)	-39.00%
Non-deductible items		32,827	9.41%
Other		10,423	2.98%
Income tax benefit	$	(224,324)	-26.61%

The components of the Company's deferred tax assets at December 31, 2016 are as follows:

Net operating loss carryforward	$ 241,958
Claims and settlements	1,645,097
Unrealized loss	125,017
Reserve for doubtful accounts	230,552
Alternative minimum tax	117,860
Other items	80,234
Total deferred tax asset	$ 2,440,718

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Based upon the projections for future taxable income over the periods in which the deferred tax assets are expected to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2016. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

The Company follows a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company classifies unrecognized tax benefits in income taxes payable. These gross unrecognized tax benefits would affect the effective tax rate if realized. At December 31, 2016 the Company had accrued unrecognized tax benefits of approximately $26,000.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitations, changes in management's judgment about the level of uncertainty, status of examinations, litigation and legislative activity, and the addition elimination of uncertain tax positions

The Company could potentially be subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2012 to 2016, until the applicable statute of limitations expires. Tax audits by their nature are often complex and can require several years to complete.

(11) Contingencies

In the normal course of business, the Company executes, settles, and finances customer, correspondent, and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers.

The Company is subject to examinations from its regulators. Such examinations could result in fines and penalties against the Company. On May 18, 2016, the Company accepted and consented, without admitting or denying the findings that the Company had failed to provide, to five customer accounts during the period from July 1, 2013 through September 30, 2013, a fair and reasonable market value of the securities at the time of the transaction. The Company paid a fine of $40,000, and restitution to the customers associated with the transactions in the amount of $18,359 plus interest.

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. Subject to the accounting and disclosure framework under the provisions of Accounting Standards Codification 450 - Contingencies, it is the opinion of the Company's management, based on current knowledge and after taking into account its current legal accruals, that the eventual outcome of all matters would not be likely to have a material adverse effect on the statement of financial condition of the Company. Nonetheless, given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows in particular annual periods. The Company has evaluated all litigation and regulatory matters where the likelihood of a potential loss is deemed reasonably possible. The Company has determined that the estimate of a reasonably possible loss is not significant. At December 31, 2016, the Company had accrued $4,218,198 related to claims and settlements, which is included in accounts payable and accrued expenses in the statement of financial condition.

Schedule I

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2016

Computation of Net Capital

Total stockholder's equity from statement of financial condition	$	6,717,563
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		6,717,563
Add other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		6,717,563
Deductions and/or charges:		
Total nonallowable assets		4,194,342
Capital charges for spot and commodity futures		-
Other deductions and/or charges		-
		4,194,342
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		2,523,221
Haircuts on securities:		
Contractual commitments		-
Subordinated debt		-
Exempt investment securities		-
Debt securities		21,216
Other securities		-
Other		170,041
		191,257
Net capital	$	2,331,964

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	283,944
Minimum dollar requirement		250,000
Net capital requirement (greater of two amounts above)		283,944
Net capital		2,331,964
Excess net capital		2,048,020
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	1,872,334

Note: No material difference exists between the audited Computation of Net Capital and the corresponding schedules in the Company's unaudited December 31, 2016, Form X-17A-5, Part II-A filed on March 1, 2017.

Schedule I

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2016

Computation of Aggregate Indebtedness

Aggregate indebtedness from statement of financial condition	$	4,596,308
Add:		
Draft for immediate credit		-
Market value of securities borrowed where no equivalent is paid or credit		-
Other		-
Total aggregate indebtedness	$	4,596,308
Ratio – aggregate indebtedness to net capital		1.97 to 1.00

Schedule of Nonallowable Assets

Receivables from broker-dealers and others	$	617,703
Prepaid expenses and other assets		823,260
Deferred tax assets		2,440,718
Property and equipment		155,725
Due from affiliates		156,936
Total nonallowable assets	$	4,194,342

See accompanying report of independent registered public accounting firm.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934

Year ended December 31, 2016

The Company has a clearing agreement (the Agreement) with Pershing LLC (Pershing). Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3(k)(2)(ii) for the year ended December 31, 2016.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Oriental Financial Services Corp.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to SIPC for the year ended December 31, 2016, which were agreed to by Oriental Financial Services Corp. (the Company), and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and noted no differences;

2. Compared the total revenue amounts reported on the annual audited Form X-17A-5 Part III for the year ended December 31, 2016, as applicable, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, and noted no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers, supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Juan, Puerto Rico
March 1, 2017

License No. 21
Expires December 1, 2019


E256104
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PUBLICOS AUTORIZADOS
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KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
Oriental Financial Services Corp.:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Oriental Financial Services Corp. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exemption. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Juan, Puerto Rico
March 1, 2017

License No. 21
Expires December 1, 2019


E256105
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
sello
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